Mr J Dunn Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America 6 October 2014	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN

Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2013
Filed 5 March 2014
Form 6-K filed 31 July 2014
File no. 001-15246

Dear Mr Dunn,

I am writing further to your discussion with Mr John Banes at Davis Polk & Wardwell London LLP on Friday 3 October 2014, regarding the letter from the Division of Corporation Finance dated 30 September 2014, which set out certain comments on the above filings of Lloyds Banking Group plc (the “Company”).

As Mr Banes explained, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period as the individuals who are drafting the response are also currently preparing the Group’s third quarter interim management statement, which is scheduled to be issued on 28 October. The Company anticipates submitting its response by 31 October 2014.

As discussed with Mr Banes, we are sending this letter as confirmation of the above.  We understand that in the absence of a written response from your office, the extension can be taken as approved.

I trust that this is sufficient for the purposes of agreeing the above extension, but should you need any further information please do not hesitate to contact me.

Yours sincerely,

/s/ Mike Harris
Mike Harris
Group Financial Controller
Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland No. 95000. Registered office: The Mound, Edinburgh, EH1 1YZ